Exhibit 99.1

Ayr Wellness Announces New Retail Locations and LEVIA Availability in Florida

MIAMI, November 1, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announces the opening of two new retail stores in Florida, located in Daytona Beach and Lake Worth, as well as the expansion of LEVIA water-soluble cannabis tinctures to its Florida retail menus.

Ayr’s newest stores in Daytona Beach and Lake Worth join more than 50 other retail locations throughout the state. Through this robust retail footprint, Florida’s rapidly growing community of more than 761,000 qualified patients have access to Ayr’s growing menu of cannabis products.

“We are excited to see the results from the progress we’ve made in Florida since acquiring Liberty Health Sciences in 2021. We’ve opened more than 20 new locations, with our store count now at 52, and have introduced several brands from our national portfolio to the market,” said Jonathan Sandelman, Founder and CEO of Ayr. “On our mission to produce the highest quality cannabis at scale, Florida has been instrumental in bringing that vision to life.”

At all Liberty Health Sciences locations, patients can now enjoy LEVIA water-soluble cannabis tinctures, the latest addition to its menus following the recent introduction of hydrocarbon-extracted concentrates brand HAZE, as well as the award-winning premium whole flower brand, Lost in Translation (LIT).

LEVIA tinctures come in three unique offerings: the indica Dream, the hybrid Celebrate, and the sativa Achieve. Featuring high bioavailability and 300 mg of THC per bottle, LEVIA tinctures are water-soluble, allowing for flexible dosing and easy mixing with water and other beverages based on consumers’ preference. The tinctures are fast-acting, providing a unique intended effect for the consumer within minutes.

Now operating in eight states throughout the country, Ayr continues to reaffirm its commitment to the state of Florida, employing more than 800 people across its headquarters office in Miami, 52 retail locations throughout the state, 745k sq. ft. cultivation facility in Gainesville and other field and corporate positions.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com